VF 12-4-02

02054627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-123
Expires:	January 31,1993
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 47938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **10/01/2001** (MM/DD/YY) AND ENDING **09/30/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFIFCATION

NAME OF BROKER DEALER:
D.L. Cromwell Investments, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway, Suite 205
(No. and Street)

Boca Raton	**FL**	**33432**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Beirne **(561) 367-0009**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33487**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
DEC 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lloyd Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or D.L. Cromwell Investments, Inc., as of September 30, 20 02 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Public Notary

OFFICIAL NOTARY SEAL
TRACY MONTE
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
CC931498
MY COMMISSION EXPIRES
MAY 16,2004

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Schedules

D.L. Cromwell Investments, Inc.

Year ended September 30, 2002 with Report of Independent Auditors

D.L. CROMWELL INVESTMENTS, INC.
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

P JASON LING, CPA, P.A.

225 NE Mizner Blvd, 675
Boca Raton FL 33432
PHONE: (561) 361-9595; FAX: (561) 892-8382

INDEPENDENT AUDITOR'S REPORT

Board of Directors
D.L. Cromwell Investments, Inc.:

We have audited the accompanying statements of financial condition of D.L. Cromwell Investments, Inc. as of September 30, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.L. Cromwell Investments, Inc. as of September 30, 2002, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA, PA

Boca Raton, Florida
November 25, 2002

D.L. CROMWELL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 15,380
Receivables from clearing firm	2,875,163
Securities owned	40,556
Restricted cash	100,000
TOTAL ASSETS	**$ 3,031,099**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Bank overdraft	121,360
Payable to clearing firm	2,385,459
Securities sold, not yet purchased	792
Accrued compensation & benefits	17,658
Accrued clearing & execution	21,093
Accrued office & occupancy	11,372
Accrued professional fees	14,715
	2,572,449
COMMITMENTS AND CONTINGENT LIABILITIES	
Contingency reserve	100,000
TOTAL LIABILITIES	2,672,449
Shareholders' Equity:	
Common stock, $.01 par value, 100 authorized, 100 shares issued and outstanding	1
Additional paid-in capital	1,485,952
Accumulated deficit	(1,127,303)
TOTAL SHAREHOLDERS' EQUITY	358,650
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 3,031,099**

The accompanying notes are an integral part of these financial statements.

D.L. CROMWELL INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

REVENUES:	
Trading profits	$ 7,946,251
Commissions	71,191
Interest	7,486
Total Revenue	8,024,928
EXPENSES:	
Management fees	6,145,596
Employee compensation and benefits	1,242,493
Quotations and research	171,184
Clearing & execution	184,684
Professional fees	295,902
Telephone and communications	56,816
Office and administrative	22,295
Dues, licenses, and registrations	23,433
Interest	7,192
Total Expenses	8,149,594
Net loss before income taxes	(124,667)
Income taxes	(2,580)
NET LOSS	**$ (122,087)**

The accompanying notes are an integral part of these financial statements.

D.L. CROMWELL INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance as of October 1, 2001	$ 1	$ 1,485,952	$ (1,005,216)	$ 480,737
2002 Net Loss			(122,087)	(122,087)
Balance as of September 30, 2002	**$ 1**	**$ 1,485,952**	**$ (1,127,303)**	**$ 358,650**

The accompanying notes are an integral part of these financial statements.

D.L. CROMWELL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (122,087)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	-
Changes in operating assets and liabilities:	
Increase in net receivable from clearing firm	(2,560,061)
Decrease in long securities inventory	321
Increase in short securities inventory	792
Decrease in bank overdraft	55,213
Decrease in contingent liabilities	(265,000)
Decrease in accrued expenses	(34,187)
Increase in payable to clearing firm	2,385,459
NET CASH USED IN OPERATING ACTIVITIES	(539,550)
CASH FLOWS FROM INVESTING ACTIVITIES	
	-
CASH FLOWS FROM FINANCING ACTIVITIES	
	-
Net increase (decrease) in cash	(539,550)
Cash, October 1, 2001	554,930
Cash, September 30, 2002	$ 15,380
Cash paid for:	
Interest	7,192
Income taxes	2,865

The accompanying notes are an integral part of these financial statements.

D.L. CROMWELL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. ORGANIZATION & NATURE OF BUSINESS

D.L. Cromwell Investments, Inc. (the "Company") was incorporated on December 5, 1994 pursuant to the laws of the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of D.L. Cromwell & Co., LLC (the "Parent").

The Company operates one main office in Boca Raton, FL. The Company's primary sources of revenue are principal trading and market making. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Fiserv Securities, Inc. The clearing firm provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company. The amount receivable from said clearing firm relates to commissions earned by the Company for trades executed by the clearing firm on behalf of the Company. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses, which might be incurred on these accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Owned - Securities owned are valued at market value based on listed market prices with related changes in unrealized appreciation or depreciation reflected in trading profits in the statement of operations. Securities not readily marketable are valued at fair value as determined by the Company's management.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash Equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximate market value.

Restricted Cash - Restricted Cash consist of funds on deposit with Fiserv Securities, Inc. pursuant the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $100,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of Fiserv Correspondent Services, Inc., the Company is required to maintain the cash on deposit.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Comprehensive income - In June 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for fiscal years beginning after December 15, 1997. A statement of comprehensive income is not presented since the company had no items of other comprehensive income.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of September 30, 2002, the Company had net capital of $322,709 that was $147,337 in excess of its minimum net capital requirement per SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was 8.26 to 1.

4. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Parent wholly owns the Company. The officers of the Company are also the officers of the Parent and directly own a majority ownership interest in the Parent. Management fees paid by the Company to its Parent totaled $6,145,596 for fiscal year ended September 30, 2002. The management fees are paid for various strategic planning, financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party.

5. CONTINGENCY RESERVE

In the general course of its brokerage business, the Company has been named as a defendant in a legal proceeding alleging violations of Federal and state securities laws as of September 30, 2002. The Plaintiff is seeking to recover damages in the amount of between $260,000 and $700,000, plus punitive damages for an unstated amount. The Company contends the complaint is without substance, that meritorious defenses exist and intends to vigorously contest the matter. It is not practical to estimate a range of possible losses for all of the Company's litigation matters and it is too early in the proceedings to determine a likely outcome. However, losses could be material with respect to earnings in any given period. Management has conservatively recorded a contingency reserve of approximately $100,000 for legal fees resulting from said legal proceedings. Management is of the opinion that the resolution of these matters will not have a materially adverse effect on the financial condition or results of operations of the Company as set forth in the Financial Statements contained herein.

6. CONTRACTUAL COMMITMENTS

The Company has a clearing agreement with one principal clearing broker, Fiserv Securities, Inc. The Company earns interest income and/or incurs interest expense on balances due from/to this clearing broker. The Company's current clearing agreement with Fiserv Securities, Inc. requires minimum monthly clearing charges of $2,500 per month. The original clearing agreement expired in March 2001 and the parties have agreed to keep the existing terms on a month-to- month basis.

6. CONTRACTUAL COMMITMENTS (continued)

The Company has a management agreement with D.L. Cromwell & Co., LLC (see note 1) requiring minimum monthly payments of $50,000 for administrative, occupancy, and management services rendered.

7. RETIREMENT PLAN

The Company has a 401(k) plan that covers substantially all employees. Employee contributions are voluntary and subject to Internal Revenue Service limitations. Employer contributions to 401k Plan are at the discretion of the Company. There were no discretionary contributions to the plan in 2002.

8. INCOME TAXES

The Company generated a federal income tax net operating loss of approximately $125,587 in 2002. Additionally, the Company has a net operating loss carryforward of approximately $575,465 remaining from 2001. The Company anticipates carrying the net operating losses forward to offset possible future taxable income. Any unused operating losses will expire in the years 2000 ($57,592), 2021 ($517,873) and 2022 (125,587).

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes (FASB 109)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	Year ended September 30, 2002
Deferred tax assets:	
2001 NOL Carryforward	$ 575,465
2002 NOL Carryforward	125,587
Less valuation allowance	(663,422)
Total deferred tax assets	37,630
Deferred tax liabilities:	
Litigation Accrual	37,630
Total net deferred taxes	0

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $663,442 valuation allowance is deemed necessary as of September 30, 2002.

9. OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's market making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity prices, credit spreads, or other risks.

10. EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

During fiscal 1999, the FASB issued statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." This standard requires that derivatives be recognized in the balance sheet at fair value. Designation as hedges of specific assets or liabilities is permitted only if certain conditions are met. Effective in fiscal 2001, the Company will be required to record and mark to market any derivative financial instruments and related underlying assets, liabilities and firm commitments. Based on current operations, there should be minimal impact on the Company's financial statements.

11. LEGAL ISSUES

On September 16, 2000, the Company surrendered certain books & records pursuant to a court order to the Federal Bureau of Investigation. The investigation involves the Federal Bureau of Investigation, Securities Exchange Commission and the National Association of Securities Dealers alleging unspecified violations of federal and state securities laws. The Company's management denies any wrongdoing and plans to vigorously defend itself. As of the date of issue, no formal charges have been levied against the Company or its principals.

D.L. CROMWELL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF SEPTEMBER 30, 2002

COMPUTATION OF NET CAPITAL

SHAREHOLDERS' EQUITY		$ 358,650
LESS:	Non-allowable assets	15,621
TENTATIVE NET CAPITAL		343,029
LESS:	Haircuts on securities & marketplace blockage	20,320
NET CAPITAL		322,709
REQUIRED CAPITAL		175,372
NET CAPITAL IN EXCESS OF REQUIREMENT		147,337

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to clearing firm	2,380,019
Accrued expenses and other current liabilities	186,198
Contingency reserve	100,000
TOTAL AGGREGATE INDEBTEDNESS	2,666,217

Ratio of aggregate indebtedness to net capital	8.26 to 1
Percentage of aggregate indebtedness to net capital	826%

RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)

Net Capital as reported in September 30, 2002 Form X-17A-5, Part IIA unaudited FOCUS report	358,342
Increase in current liabilities	(35,633)
NET CAPITAL, PER ABOVE	$ 322,709

D.L. CROMWELL INVESTMENTS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
SEPTEMBER 30, 2002

The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
D.L. Cromwell Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of D.L. Cromwell Investments, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ray CPA, PA

Boca Raton, Florida
November 25, 2002